PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec announces noteholder record date for recapitalization transaction

Montreal, Quebec, January 11, 2008 - Tembec Inc. ("Tembec") announced today the record date for holders of notes ("Noteholders") of Tembec Industries Inc. ("TII") to vote on and participate in certain aspects of the proposed recapitalization transaction announced on December 19, 2007 (the "Recapitalization").

The record date for Noteholders to vote on the Recapitalization and participate in the new loan of US$250 million to US$300 million to TII as part of the Recapitalization (the "New Loan") is January 21, 2008.

Noteholders as of the close of business on January 21, 2008 ("Noteholders of Record") will:

  be entitled to vote on the Recapitalization; and

  if they meet the qualifying criteria set out in the key terms of the Recapitalization attached to Tembec’s press release of December 19, 2007, have the opportunity to participate in the New Loan and receive their pro rata share, based on the amount of their participation in the New Loan, of 43% of the recapitalized equity of Tembec. The consummation of the New Loan and issuance of the recapitalized equity will occur as part of the implementation of the Recapitalization.

Noteholders as of the date of implementation of the Recapitalization will receive:

  their pro rata share of 45% of the recapitalized equity of Tembec based on the principal amount of notes held on the date of implementation; and

  payment of any unpaid interest accrued up to and including December 30, 2007 on notes held.

The proxy circular for the Recapitalization (the "Proxy Circular") will contain information regarding procedures for voting on the Recapitalization and participating in the New Loan. The required forms for participating in the New Loan will be mailed to Noteholders of Record with the Proxy Circular and will be filed concurrently on SEDAR (www.sedar.com).

It is anticipated that the Proxy Circular will be mailed by the end of January 2008.

As announced previously, the record date for shareholders of Tembec Inc. to vote on the Recapitalization is January 21, 2008.

Further information about the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and the Company’s web page (www.tembec.com).

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 8,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

This press release includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as "will", "anticipate", "estimate", "expect" and "project" or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, receipt of the approvals necessary to implement the Recapitalization, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release is not an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Investor Contacts:
Michel J. Dumas	BMO Capital Markets
Executive Vice President,	Financial Advisor to Tembec
Finance and Chief Financial Officer	Tel.: 416-359-5210
Tel.: 819-627-4268	Tel.: 866-668-6211 (toll free)
michel.dumas@tembec.com

Media Contacts:
John Valley	Tony Fratianni
Executive Vice President,	Vice President,
Business Development and Corporate Affairs	General Counsel and Secretary
Tel.: 416-775-2819	Tel.: 514-871-2310
john.valley@tembec.com	tony.fratianni@tembec.com